Exhibit 99.19

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

Roscoe Postle Associates Inc. hereby consents to the use of its report entitled “NI 43-101 Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” dated October 24, 2012, and the information derived therefrom, as well as the reference to its name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2014 of IAMGOLD Corporation (the “Company”).

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 (File No. 333-190073) and Form S-8 (File No. 333-142127) of the Company.

ROSCOE POSTLE ASSOCIATES INC.

(Signed) “Deborah A. McCombe”
By:	Deborah A. McCombe, P.Geo.
Title:	President and CEO
Company:	Roscoe Postle Associates Inc.

Dated: March 25, 2015

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